# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: i-80 Gold Corp., CIK 0001853962
CUSIP: 44955L106
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 150 York Street, Suite 1802, Toronto, Ontario Canada (A6), M5H 3S5
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001714217

## Reporting persons
- ORION RESOURCE PARTNERS (USA) LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 70,589,069; shared voting power 0; sole dispositive power 70,589,069; shared dispositive power 0; aggregate amount beneficially owned 70,589,069 (8.1% of the class)

## Item 1. Issuer
Name of issuer: i-80 Gold Corp.
Address of issuer's principal executive offices: 150 York Street, Suite 1802, Toronto, Ontario, Canada, M5H 3S5

## Item 2. Person Filing
Name of person filing: This Statement is filed on behalf of Orion Resource Partners (USA) LP (the "Reporting Person"). The Reporting Person serves as investment advisor to each of Orion Mine Finance Fund II, LP, a Bermuda exempted limited partnership ("Fund II"), and Orion Mine Finance Fund III LP, a limited partnership existing under the laws of the Cayman Islands ("Fund III"). Based on the relationships described herein, the Reporting Person may be deemed to have voting and investment control over the Common Shares reported herein.
Address of principal business office or, if none, residence: The address of the principal business office of the Reporting Person is 1045 Avenue of the Americas, New York, NY 10018.
Citizenship: The Reporting Person is a Delaware limited partnership.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: As of September 30, 2025, the Reporting Person may be deemed the beneficial owner of 70,589,069 Common Shares. This amount includes (i) 7,832,577 Common Shares held directly by Fund II; (ii) 9,543,974 Common Shares held directly by Fund III; and (iii) 16,808,788 Common Shares the Reporting Person has the right to acquire upon exercise of warrants ("Warrants") and 36,403,730 Common Shares the Reporting Person has the right to acquire upon conversion of $50,000,000 in principal, plus accrued interest, of a convertible loan (the "Convertible Loan"), subject to the Blocker (as defined herein). The Issuer shall not issue any Common Shares pursuant to the terms of the Warrants and Convertible Loan to the extent that any such issuance would result in the Reporting Person and its affiliates, if acting as a group and required to aggregate their beneficial ownership of Common Shares pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), owning more than 9.99% of the issued and outstanding Common Shares immediately after giving effect to such issuance, subject to a potential increase to a 19.99% cap provided that any increase will not be effective until at least 60 days after the Reporting Person delivers notice of such increase to the Issuer (the "Blocker").
Percent of class: As of September 30, 2025, the Reporting Person may be deemed the beneficial owner of approximately 8.1% of the Common Shares outstanding. This percentage is based on the sum of (i) 816,574,472 Common Shares outstanding as of September 30, 2025, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2025, and (ii) 53,212,518 Common Shares the Reporting Person has the right to acquire upon exercise of Warrants or conversion of the Convertible Loan, subject to the Blocker, which have been added to the total Common Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.
Sole power to vote or to direct the vote: 70,589,069
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 70,589,069
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The responses to Items 2 and 4 are incorporated by reference herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- ORION RESOURCE PARTNERS (USA) LP: /s/ Rick Gashler, Rick Gashler, Chief Compliance Officer (11/14/2025)